SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 11, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Notice Concerning Appointment of Additional Representative Corporate Executive Officer.

Notice Concerning Appointment of
Additional Representative Corporate Executive Officer

Sony Corporation approved the appointment of an additional Representative Corporate Executive Officer as follows at the meeting of its Board of Directors held on March 10, 2011.

1. Newly Appointed Representative Corporate Executive Officer

Name:	Kazuo Hirai

New Title:	Representative Corporate Executive Officer, Executive Deputy President

(Current Title: Corporate Executive Officer, Executive Vice President)

2.  Supplementary Information

Date of Birth:	December 22, 1960

Prior/Current Positions:

April 1984	Entered CBS/Sony Inc. (currently Sony Music Entertainment (Japan) Inc.)

July 1996	Executive Vice President and Chief Operating Officer, Sony Computer Entertainment America

October 1997	Corporate Executive, Sony Computer Entertainment Inc.

April 1999	President and Chief Operating Officer, Sony Computer Entertainment America

August 2003	President and Chief Executive Officer, Sony Computer Entertainment America

December 2006	Representative Director, President and Group Chief Operating Officer, Sony Computer Entertainment Inc. Chairman, Sony Computer Entertainment America (current)

June 2007	Representative Director, President and Group Chief Executive Officer, Sony Computer Entertainment Inc. (current)

April 2009	Corporate Executive Officer, Executive Vice President and Officer in charge of Networked Products & Services businesses, Sony Corporation (current)

    Number of Sony Corporation’s Shares held:             None

3.  Effective Date of Appointment

    April 1, 2011